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10026627

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/13/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triliad Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Minor Ave N #506
(No. and Street)

Seattle | WA | 98109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McPhedran 425-503-6172
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LeMaster + Daniels, PLLC Attn: Jason Filippini, CPA
(Name – *if individual, state last, first, middle name*)

3000 Northup Way #200 Bellevue, WA 98004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 3/10

3/12

OATH OR AFFIRMATION

I, David McPhedran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triliad Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ELISHA A. KORNER YOUNG
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 4-19-12

Signature

Managing Director / CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triliad Securities, LLC

Financial Statements and Independent Auditors' Report

December 31, 2009

Powerful insight. Proven results.

Contents

LeMaster Daniels PLLC
Certified Public Accountants and Advisors

Bellevue
Boise
Grandview
Moses Lake
Omak
Othello
Quincy
Spokane
Tri-Cities
Walla Walla
Wenatchee
Yakima

INDEPENDENT AUDITORS' REPORT

Board of Directors
Triliad Securities, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Triliad Securities, LLC (the Company) as of December 31, 2009, and the related statements of income, change in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triliad Securities, LLC as of December 31, 2009, and the results of its operations and it's cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 11 – 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Bellevue, Washington
February 17, 2010

Statement of Financial Condition — December 31, 2009

Assets

CURRENT ASSETS:	
Cash and cash equivalents	$ 13,276
Accounts receivable	688
	$ 13,964

Liabilities and Members' Equity

CURRENT LIABILITIES:	
Accounts payable	$ 4,990
COMMITMENTS	
MEMBERS' EQUITY:	8,974
	$ 13,964

See accompanying notes to financial statements.

Statement of Income — Year Ended December 31, 2009

COMMISSION REVENUES	$ 12,500
OPERATING EXPENSES	8,826
INCOME FROM OPERATIONS	3,674
OTHER EXPENSE:	
Interest expense	(504)
NET INCOME	$ 3,170

Statement of Change in Members' Equity — Year Ended December 31, 2009

	Members' Equity
BALANCE, DECEMBER 31, 2008	$ 17,495
NET INCOME	3,170
DISTRIBUTIONS	(11,691)
BALANCE, DECEMBER 31, 2009	$ 8,974

See accompanying notes to financial statements.

Statement of Cash Flows — Year Ended December 31, 2009

Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash from customers		$ 11,812
Cash paid to suppliers		(9,015)
Interest expense		(504)
Net cash provided by operating activities		2,293
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' withdrawals		(11,691)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(9,398)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		22,674
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 13,276

Reconciliation of Net Income to Net Cash Provided by Operating Activities:

Net income		$ 3,170
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in assets:		
Accounts receivable	$ (688)	
Decrease in liabilities:		
Accounts payable	(189)	
Total adjustments		(877)
Net cash provided by operating activities		$ 2,293

See accompanying notes to financial statements.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Triliad Securities, LLC (the Company) is located in Seattle, Washington and was created on May 21, 2008. The Company is an introducing broker/dealer that offers merger and acquisition advisory services and assists clients raise capital via private placements.

The Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) consider the Company a broker/dealer.

Summary of Significant Accounting Policies:

a. *Basis of accounting* — The financial statements of the Company have been prepared on the accrual basis of accounting.

b. *Cash and cash equivalents* — The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. *Accounts receivable* — The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote.

d. *Revenue recognition* — Service fee revenue is recognized as it is earned. Other revenue, such as commissions, is recognized when received. Use of this method does not result in a material difference from the accrual method required by generally accepted accounting principles.

e. *Use of estimates* — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Summary of Significant Accounting Policies (continued):

f. *Federal income taxes* — As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

   The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

g. *Subsequent events* — Subsequent events have been evaluated through February 17, 2010, which is the date the financial statements were available to be issued.

NOTE 2 — NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $8,286, which was $3,286 in excess of the required minimum net capital of $5,000, and a net capital ratio of 1.66 to 1.

NOTE 3 — CONCENTRATIONS OF CREDIT RISK:

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash and accounts receivable. The Company grants credit on an unsecured basis and controls credit risk on its accounts receivable through monitoring procedures.

The Company places its cash with high quality credit institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation limit. The Company believes it is not exposed to any significant credit risk on its cash accounts.

SUPPLEMENTAL INFORMATION

Computation of Audited Net Capital Under Rule 15c3-1 — Year Ended December 31, 2009

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 8,974
NONALLOWABLE ASSETS:	
Receivable from noncustomers	(688)
NET CAPITAL	$ 8,286

Reconciliation of Unaudited Focus Report Net Capital to Audited Net Capital

Year Ended December 31, 2009

There are no reconciling items between net capital as reported in the Company's Part II (unaudited) Focus Report and Net Capital as reported on Page 11.

Computation of Basic Net Capital Requirements — Year Ended December 31, 2009

AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 4,990
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital	$ 5,000
NET CAPITAL, PAGE 11	$ 8,286
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.66 to 1

REPORT DESCRIBING ANY MATERIAL INADEQUACIES
FOUND TO EXIST OR FOUND TO HAVE EXISTED
SINCE THE DATE OF THE PREVIOUS AUDIT

Not Applicable

STATUS OF THE REMAINING ITEMS FOUND ON PAGE 2 OF THE
ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors	Not Applicable
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3	Not Applicable
(k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to the Methods of Consolidation	Not Applicable

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Triliad Securities, LLC
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental information of Triliad Securities, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid, and excess margin securities of customers, as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

LeMaster & Daniels PLLC

Bellevue, Washington
February 17, 2010